

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2011

Mr. Jianhua Lv, Chief Executive Officer
Sinocoking Coal and Coke Chemical Industries, Inc.
Kuanggong Road and Tiyu Road 10th Floor,
Chengshi Xin Yong She, Xinhua District,
Pingdingshan, Henan Province, China 467000

> **Re: Sinocoking Coal & Coke Chemical Industries, Inc.**
> **Form 8-K**
> **Filed May 18, 2011**
> **File No. 1-15931**

Dear Mr. Lv:

We have reviewed your filing and your correspondence letter dated June 30, 2011 and have the following comment.

Please respond to this letter within five business days by amending your filing or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. We note your response to our comment letter dated May 20, 2011 which indicates that you have filed an amended Item 4.01 8-K; however, it does not appear that this filing was submitted on EDGAR. Please file the amended Form 8-K which includes an updated Exhibit 16 letter.

You may contact me at (202) 551-3732 with any questions.

Sincerely,

/s/ Melinda Hooker

Melinda Hooker
Staff Accountant